Filed by VitalStream Holdings, Inc.
Subject Company: VitalStream Holdings, Inc.
Commission File No. 001-10013
Pursuant to Rule 165 and Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

NEWS RELEASE

Internap To Acquire VitalStream

-- Combination will unite performance network services provider with video streaming and content monetization leader--

ATLANTA - October 12, 2006 - Internap Network Services Corporation (NASDAQ: INAP), a leading provider of performance network services over the Internet, today announced it has reached a definitive agreement to acquire VitalStream Holdings, Inc. (NASDAQ: VSTH). VitalStream is a leader in audio and video streaming services and a global provider of integrated rich media content delivery services that enable businesses to broadcast digital media content to worldwide audiences via the Internet.

“The marketplace for content delivery services is rapidly expanding as the needs for companies to integrate streaming audio and video into their Web presence become more critical and more complex. The combination of VitalStream’s content delivery services and our high performance intelligent route control solutions positions us to create the market leading platform for distribution of rich media content and advertising” said James P. DeBlasio, chief executive officer of Internap. “We will offer our combined customers a wider range of complementary products providing peak website performance, global scalability and new revenue opportunities including content monetization and on-line advertising. Together, we expect to become a formidable force in the rapidly growing streaming media and content delivery market.”

Under the terms of the transaction, Internap will issue approximately 11.9 million shares of common stock in respect of outstanding VitalStream common shares, which will represent approximately 26% of the combined company’s shares. This is an exchange ratio of 0.5132 Internap shares for every VitalStream share. In addition, Internap will assume VitalStream’s currently outstanding stock option plans. Based on the closing price of Internap’s stock on October 11, 2006, the transaction is valued at an aggregate purchase price of approximately $217 million. The acquisition is expected to close by the first quarter of 2007.

“Internap’s acquisition of VitalStream is a business combination that creates a scalable public company with complementary product lines and accelerated growth potential. We believe that this is an exciting value proposition for our customers including unparalleled distribution, network quality and customized solutions, as well as aunique alternative for investors.” said Jack Waterman, chairman and chief executive officer of VitalStream. “The new Internap will offer turnkey digital media broadcasting solutions for web users of all sizes.  By uniting our two organizations, customers will have a complete solution to realize the full on-line potential of their digital assets.”

The transaction is expected to be slightly dilutive to Internap's 2007 EBITDA per share after considering the impact of expected revenue and cost synergies, but begins to be accretive in 2008 and beyond. The companies expect to capitalize on significant growth opportunities resulting from the combined companies’ ability to sell Vital Stream’s services into Internap’s large and growing customer base, and Internap’s global presence. The companies also believe there are significant opportunities for operating cost synergies for calendar year 2007 and beyond.

Strategic Rationale
The combined company will result in:

•	Internap holding a market leadership position delivering streaming media content

•	Internap’s ability to access the high-growth streaming media and on-line advertising segments

•	The strongest, most complete product line in content delivery solutions, content monetization, and on-line advertising

•	Significant new organic growth potential coupled with cross selling opportunities

The combined company will have:

•	More than 450 total employees

•	More than 135 quota-carrying salespeople

•	More than 3000 enterprise customers

The Strongest and Most Complete Product Line
By combining the two companies' product lines, Internap will be able to meet the needs of customers seeking to both deliver rich media content to their users and monetize that content. The combination of VitalStream’s content delivery services, content management tools and particular expertise in Adobe (formerly Macromedia) Flash technology, with Internap’s high performance route management network, will enable the new organization to easily address the needs of enterprises seeking to deliver large format media files in a streamed environment. The combined offering will be the strongest and most comprehensive available in the industry today.

Internap has long served customers across multiple verticals that have critical needs for high performance network solutions. With the growing deployment and popularity of audio and video over the Internet, the combined company is uniquely positioned to address the complexities of encoding, storing, delivering, managing and monetizing streaming media content to ensure a compelling user experience for its customers.

Internap has recently announced network upgrades and continued colocation growth to support these customer requirements and is recognized as the industry leader in performance network services. VitalStream is the solution of choice for over 800 enterprise customers and its development and support capabilities for Adobe Flash and Windows Media customer implementations set it apart in the industry. By introducing VitalStream’s capabilities to Internap’s customer base, the potential exists to create a new market leader in the content delivery arena.

Significant Growth Opportunities
Internap sees several immediate opportunities for growth:

•	Product cross-sell. Cross-selling products between the respective companies' customer bases

•
Geographic penetration. Leveraging Internap’s industry leading performance network services and significant network footprint, in particular, Internap's well established presence in the United States, Europe and Asia, will address a growing opportunity across VitalStream’s customer base and offer a global content delivery solution for Internap’s customers.

The transaction is expected to close in the first calendar quarter of 2007, and is expected to be tax free to shareholders of both companies with respect to the stock consideration the shareholders receive. The transaction is subject to regulatory reviews and approvals, including the Hart-Scott-Rodino Act; approval by the shareholders of Internap and VitalStream; and certain other customary closing conditions. Thomas Weisel Partners LLC acted as financial advisor to Internap. RBC Capital Markets acted as financial advisor to VitalStream.

Conference Call
Internap and VitalStream will hold a joint conference call for investors and analysts to discuss the proposed transaction on Thursday, October 12th at 12:00 PM Eastern time. Participants may access the call by dialing 866 356 4281; passcode 48824120. International callers may dial 617 597 5395 passcode 48824120. The conference call will be webcast from the investor relations section of the Internap website at www.internap.com

Additional Information Regarding the Transaction

The announcement of the transaction is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. Internap and VitalStream intend to file with the Securities and Exchange Commission (“SEC”) a Joint Proxy Statement/Prospectus on Form S-4. In addition, other relevant materials in connection with the proposed transaction will be filed with the SEC. INVESTORS IN INTERNAP AND VITALSTREAM ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIAL WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTERNAP, VITALSTREAM AND THE TRANSACTION. Any offer of securities will only be made pursuant to the Joint Proxy Statement/Prospectus. The documents will be available without charge on the SEC’s web site at www.sec.gov. A free copy of the final Joint Proxy Statement/Prospectus may also be obtained from Internap and VitalStream through their Investor Relations contacts provided above.

The officers and directors of VitalStream may have interests in the proposed acquisition, some of which may differ from, or may be in addition to, those of the stockholders of VitalStream generally. A description of the interests that the officers and directors of the companies have in the proposed transaction will be available in the Joint Proxy Statement/Prospectus.

In addition, Internap and VitalStream, their respective officers, directors and certain of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Internap and VitalStream in favor of the acquisition. Information about the officers and directors of Internap and their ownership of Internap securities is set forth in the proxy statement for Internap’s 2006 Annual Meeting of Stockholders filed with the SEC on April 26, 2006. Information about the officers and directors of VitalStream and their ownership of VitalStream securities is set forth in the proxy statement for VitalStream’s 2006 Annual Meeting of Stockholders filed with the SEC on June 20, 2006. Investors may obtain more detailed information concerning the participants by reading the Joint Proxy Statement/Prospectus when it is filed with the SEC.

Internap “Safe Harbor” Statement

Certain information included in this press release constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, including, among others, statements regarding the combined company, the effects of the transaction, the dilutive and accretive effects of the transaction in 2007, 2008 and beyond, synergies from the transaction and growth opportunities. Those statements include statements regarding the intent, belief or current expectations of Internap, the combined company and members of our management team, as well as the assumptions on which such statements are based, and equally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “projects,” “forecasts,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by forward-looking statements. The transaction and the achievement of any anticipated benefits from the transaction are subject to significant risks and uncertainties. Many important factors that may affect Internap’s and the combined company’s business, results of operations and financial condition include, but are not limited to, our ability to sustain profitability; the ability to successfully integrate the operations of Internap and VitalStream; our ability to compete against existing and future competitors; pricing pressures; our ability to respond successfully to the evolution of the high performance Internet connectivity and services industry; our ability to respond successfully to technological change; our ability to deploy new access points in a cost-efficient manner; the availability of services from Internet network service providers or network service providers providing network access loops and local loops on favorable terms or at all; failure of third party suppliers to deliver their products and services on favorable terms or at all; failures in our network operations centers, network access points or computer systems; fluctuations in our operating results; our ability to secure adequate funding; the incurrence of additional restructuring charges; our ability to operate in light of restrictions in our credit facility, including our ability to maintain ratios set forth in the credit facility; our ability to attract and retain qualified personnel; our ability to protect ourselves and our customers from security breaches; our ability to protect our intellectual property; our ability to successfully complete future acquisitions; risks associated with international operations; claims relating to intellectual property rights; government regulation of the Internet; the dilutive effects of our stock price due to outstanding stock options and warrants; future sales of stock; effects of natural disasters or terrorist activity; and volatility of our stock price.

Our Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other Securities and Exchange Commission filings discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. The forward-looking statements in this release and the related conference call for analysts and investors speak only as of the date they are made. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

About Internap
Internap is a market leader of intelligent route control solutions that bring reliability, performance and security to the Internet. The company's patented and patent-pending technologies address the inherent weaknesses of the Internet, enabling enterprises to take full advantage of the benefits of deploying business-critical applications such as e-commerce, VoIP, and audio/video across IP networks. Internap currently serves more than 2,100 customers throughout North America, Europe, Asia and Australia. For more information, please visit the company website at www.internap.com.

VitalStream Forward Looking Statements

This news release contains forward-looking statements made by VitalStream in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, including, among others, statements regarding the consummation of the transaction, the combined company, synergies from the transaction and growth opportunities. Those statements include statements regarding the intent, belief or current expectations of VitalStream, as well as the assumptions on which such statements are based, and equally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “projects,” “forecasts,” “plans,” “intends,” “should” or similar expressions. The following factors, among others, could cause actual results to differ materially from those described in any forward-looking statements: the risk that the transaction may not be consummated for various reasons, including failure to obtain regulatory approval and failure to obtain shareholder approval; the risk that anticipated operational synergies may not be realized and that customers may not view the combined offering as attractive; risks and costs associated with integrating separate cultures, uncertainties regarding the future demand for the products offered by VitalStream or the combined company; VitalStream’s new advertising product offerings are new and evolving and may not predictably be accepted by the intended market of customers, advertisers and end-users; the combined company may be unable to keep up with evolving industry standards and changing user needs or may experience technical, network, electrical or security problems; and risks associated with innovations and offering of competitors; More detailed information about these factors and others are discussed in “Risk Factors” and elsewhere in the Annual Report on Form 10-K of VitalStream Holdings, Inc. and Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed since the filing of the Form 10-K by VitalStream Holdings, Inc. with the SEC. Such forward-looking statements speak only as of the date of this release. VitalStream is under no obligation and expressly disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

About VitalStream
VitalStream Holdings, Inc., through its wholly owned subsidiaries, is a global provider of integrated content delivery services that enable businesses to stream digital media to large audiences over the Internet. The company provides solutions, including video and audio streaming, advertising placement, reporting and analysis, live event broadcasting, media asset management, integrated Web hosting and consulting services.

Internap, Flow Control Platform and Performance IP are trademarks of Internap. All other trademarks and brands are the property of their respective owners.
Internap Contacts:

Media Contact:	Investor Contact:
L.A. Campbell	Andrew Albrecht
404-302-9721	404-302-9841
lcampbell@internap.com	aalbrecht@internap.com

VitalStream Contacts:

Investor Relations Contact:	Media Relations Contact:
Alex Wellins or Jennifer Jarman	Katie Eakins / Aida Causevic
The Blueshirt Group	LEWIS PR
415/217-7722	619 516 2559
alex@blueshirtgroup.com	vs@lewispr.com
jennifer@blueshirtgroup.com

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